UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


FORM 8-K
CURRENT REPORT


Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934


Date of Report

(Date of earliest event reported):            May 13, 2011


SEMPRA ENERGY
(Exact name of registrant as specified in its charter)


| CALIFORNIA | 1-14201 | 33-0732627 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |


| 101 ASH STREET, SAN DIEGO, CALIFORNIA | 92101 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |


Registrant's telephone number, including area code    (619) 696-2000


(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[  ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[  ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[  ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[  ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

FORM 8-K

## Item 5.07  Submission of Matters to a Vote of Security Holders.

    The 2011 Annual Meeting of Shareholders of Sempra Energy was held on May 13, 2011. At the Annual Meeting, shareholders:

    (1)    elected for the ensuing year all twelve of the director nominees;

    (2)    ratified the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2011;

    (3)    adopted by a majority of votes cast an advisory vote approving the company's executive compensation as reported in the company's proxy statement for the Annual Meeting;

    (4)    adopted by a majority of votes cast an advisory vote that the company should conduct future advisory votes on executive compensation every year;

    (5)    rejected a shareholder proposal to allow shareholders to act by written consent in lieu of a meeting of shareholders;

    (6)    rejected a shareholder proposal that the company's Board of Directors (the "Board") implement a policy of seeking shareholder approval of certain supplemental executive retirement benefits for senior executives; and

    (7)    rejected a shareholder proposal that the Board's Compensation Committee include sustainability as one of the performance measures for senior executives under the company's annual and/or long-term incentive plans.

    Below are the final voting results.

### Proposal 1: Election of Directors

| Nominees | Votes For | Votes Against | Abstentions | Broker Non-Votes |
|---|---|---|---|---|
| Alan L. Boeckmann | 168,675,038 | 3,918,919 | 883,417 | 28,830,334 |
| James G. Brocksmith, Jr. | 169,537,437 | 3,042,856 | 897,081 | 28,830,334 |
| Donald E. Felsinger | 163,200,052 | 9,449,640 | 827,682 | 28,830,334 |
| Wilford D. Godbold, Jr. | 168,883,370 | 3,663,438 | 930,566 | 28,830,334 |
| William D. Jones | 169,159,401 | 3,108,948 | 1,209,025 | 28,830,334 |
| William G. Ouchi | 163,588,489 | 8,886,264 | 1,002,621 | 28,830,334 |
| Carlos Ruiz | 169,759,936 | 2,699,218 | 1,018,220 | 28,830,334 |
| William C. Rusnack | 154,820,037 | 17,612,346 | 1,044,991 | 28,830,334 |
| William P. Rutledge | 164,069,057 | 8,354,749 | 1,053,568 | 28,830,334 |
| Lynn Schenk | 169,400,649 | 3,046,050 | 1,030,675 | 28,830,334 |
| Neal E. Schmale | 168,642,208 | 3,857,562 | 977,604 | 28,830,334 |
| Luis M. Téllez | 159,136,087 | 13,393,720 | 947,567 | 28,830,334 |

*Proposal 2: Ratification of Independent Registered Public Accounting Firm*

|  | Votes |
|---|---|
| Votes For | 199,209,935 |
| Votes Against | 2,452,145 |
| Abstentions | 645,628 |

*Proposal 3: Advisory Vote on Executive Compensation*

|  | Votes |
|---|---|
| Votes For | 129,749,239 |
| Votes Against | 42,548,987 |
| Abstentions | 1,179,148 |
| Broker Non-Vote | 28,830,334 |

*Proposal 4: Advisory Vote on the Frequency of Advisory Votes on Executive Compensation*

|  | Votes |
|---|---|
| Votes For Every Year | 151,273,155 |
| Votes For Every Two Years | 2,699,288 |
| Votes For Every Three Years | 18,212,477 |
| Abstentions | 1,292,454 |
| Broker Non-Vote | 28,830,334 |

*Proposal 5: Shareholder Proposal to Allow Shareholder Action by Written Consent*

|  | Votes |
|---|---|
| Votes For | 63,843,629 |
| Votes Against | 108,047,610 |
| Abstentions | 1,586,135 |
| Broker Non-Vote | 28,830,334 |

*Proposal 6: Shareholder Proposal Regarding Retirement Benefits for Senior Executives*

|  | Votes |
|---|---|
| Votes For | 56,602,142 |
| Votes Against | 115,473,709 |
| Abstentions | 1,401,523 |
| Broker Non-Vote | 28,830,334 |

*Proposal 7: Shareholder Proposal Regarding Sustainability as a Performance Measure for Senior Executive Compensation*

|  | Votes |
|---|---|
| Votes For | 10,486,686 |
| Votes Against | 141,058,240 |
| Abstentions | 21,932,448 |
| Broker Non-Vote | 28,830,334 |

## SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SEMPRA ENERGY
(Registrant)

Date: May 18, 2011

By: /s/ Joseph A. Householder

Joseph A. Householder
Senior Vice President, Controller and Chief Accounting Officer